Exhibit 3.2

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF DESIGNATIONS OF
SERIES H-7 CONVERTIBLE PREFERRED STOCK OF
AYRO, INC.

PURSUANT TO SECTION 242 OF THE
DELAWARE GENERAL CORPORATION LAW

This Certificate of Amendment to the Certificate of Designations of Series H-7 Convertible Preferred Stock (the “Amendment”) is dated as of [ ], 2025.

WHEREAS, the board of directors (the “Board”) of AYRO, Inc., a Delaware corporation (the “Company”), pursuant to the authority granted to it by the Company’s Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”) and Section 151(g) of the Delaware General Corporation Law (the “DGCL”), has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 22,000 authorized shares of preferred stock, classified as Series H-7 Convertible Preferred Stock (the “Preferred Stock”) and the Certificate of Designations of the Preferred Stock (as amended, the “Certificate of Designations”) was initially filed with the Secretary of State of the State of Delaware on August 9, 2023 evidencing such terms;

WHEREAS, pursuant to Section 32(b) of the Certificate of Designations, the Certificate of Designations or any provision thereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the DGCL, of at least a majority of the outstanding shares of Preferred Stock (the “Required Holders”), voting separately as a single class, and with such stockholder approval, if any, as may then be required pursuant to the DGCL and the Certificate of Incorporation;

WHEREAS, the Required Holders pursuant to the Certificate of Designations have consented, in accordance with the DGCL, on August 4, 2025, to this Amendment on the terms set forth herein; and

WHEREAS, the Board has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Company and its stockholders.

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 242 of the DGCL and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designations as follows:

1.	Section 3(a) of the Certificate of Designations is hereby amended and restated to read as follows:

(a)	From and after the first date of issuance of any Preferred Shares (the “Initial Issuance Date”), each holder of a Preferred Share (each, a “Holder” and collectively, the “Holders”) shall be entitled to receive dividends on the Stated Value of the Preferred Shares (“Dividends”) at the Dividend Rate computed on the basis of a 360-day year and twelve 30-day months and shall be payable in arrears quarterly on each Dividend Date and shall compound each calendar quarter and shall be payable in funds legally available therefor or, in connection with an Installment Conversion (as defined below) pursuant to Section 9, shares of Common Stock. Dividends shall be paid (i) on each Dividend Date occurring on an Installment Date in accordance with Section 9 as part of the applicable Installment Amount due on the applicable Installment Date if not paid in funds legally available therefor or shares of Common Stock as provided in Section 9 and (ii) with respect to each other Dividend Date not occurring on an Installment Date, on such Dividend Date in funds legally available therefor.

2.	Section 33(w) of the Certificate of Designations is hereby amended and restated to read as follows:

(w) “Dividend Date” means the last Trading Day of each calendar quarter.

3.	Section 33(ll) of the Certificate of Designations is hereby amended and restated to read as follows:

(mm) “Installment Date” means (i) with respect to the first Installment Date, February 7, 2024, which can be changed to one of the following dates if the Buyer provides at least 20 Trading Days prior notice to the Company and returns to the Company all Pre-Installment Conversion Shares previously received from the Company, or the Company and the Buyer mutually agree, that the first Installment Date shall not be February 7, 2024 and shall be one of the following dates instead: (a) May 7, 2024, (b) August 7, 2024, (c) November 7, 2024, (d) February 7, 2025 or (e) August 7, 2025, as elected by a Buyer upon written notice delivered to the Company on or prior to the 30th Trading Day preceding such date or such other date as mutually agreed upon by the Company and the Buyer, (ii) thereafter, the first Trading Day of each calendar month immediately following the previous Installment Date until August 1, 2025, and (iii) thereafter, November 30, 2025 and thereafter, the last Trading Day of the third calendar month immediately following the previous Installment Date until the Maturity Date.

4.	Section 33(ll) of the Certificate of Designations is hereby amended and restated to read as follows:

(ll) “Installment Schedule Amount” means 1,222.22 Preferred Shares, unless another amount is mutually agreed by the Company and a Holder.

5.	Section 33(ss) of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

(ss) “Maturity Date” shall mean February 4, 2027; provided, however, the Maturity Date may be extended at the option of a Holder (i) in the event that, and for so long as, a Triggering Event shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in a Triggering Event or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date, provided further that if a Holder elects to convert some or all of its Preferred Shares pursuant to Section 4 hereof, and the Conversion Amount would be limited pursuant to Section 4(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of such Preferred Shares.

6.	Section 33(cc) of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

(cc) “Excluded Securities” means (i) shares of Common Stock or standard options to purchase Common Stock issued or issuable to directors, officers, employees or other service providers of the Company for services rendered to the Company in their capacity as such pursuant to an Approved Stock Plan (as defined above), provided that (A) all such issuances (taking into account the shares of Common Stock issuable upon exercise of such options) after the Subscription Date pursuant to this clause (i) do not, in the aggregate, exceed more than 2% of the Common Stock issued and outstanding immediately prior to the Subscription Date and (B) the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects any of the Buyers (as defined in the Securities Purchase Agreement; provided further that the foregoing clause (i)(A)(i) shall not apply from August 4, 2025, until November 4, 2025; (ii) shares of Common Stock issued or issuable upon the conversion or exercise of Convertible Securities (other than standard options to purchase Common Stock issued or issuable pursuant to an Approved Stock Plan that are covered by clause (i) above) issued prior to the Subscription Date, provided that the conversion price of any such Convertible Securities (other than standard options to purchase shares of Common Stock issued pursuant to an Approved Stock Plan that are covered by clause (i) above) is not lowered (other than in accordance with the terms thereof in effect as of the Subscription Date) from the conversion price in effect as of the Subscription Date (whether pursuant to the terms of such Convertible Securities or otherwise), none of such Convertible Securities (other than standard options to purchase Common Stock issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities (other than standard options to purchase Common Stock issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are otherwise materially changed in any manner that adversely affects any of the Buyers; (iii) the Conversion Shares issuable upon conversion of the Preferred Shares or otherwise pursuant to the terms of this Certificate of Designations; provided, that the terms of this Certificate of Designations are not amended, modified or changed on or after the Subscription Date (other than in accordance with the terms thereof, including antidilution adjustments pursuant to the terms thereof in effect as of the Subscription Date), (iv) the Warrant Shares; provided, that the terms of the Warrants are not amended, modified or changed on or after the Subscription Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Subscription Date), (v) securities issued as consideration for the acquisition of another entity by the Company by merger, purchase of substantially all of the assets or other reorganization or bona fide joint venture agreement, provided that such issuance is approved by the majority of the disinterested directors of the Company and provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the Restricted Period and such issuance does not, in the aggregate, exceed more than 5% of the shares of Common Stock issued and outstanding immediately prior to the date hereof and (vi) securities issued pursuant to those certain Restricted Stock and Cash-Settled Restricted Stock Unit Award Agreements, dated as of December 2, 2024, by and between the Company and each director of the Company, which includes the issuance of (i) fully vested restricted shares of the Company’s Common Stock issued under the AYRO, Inc. Long-Term Incentive Plan, as amended and (ii) fully vested cash-settled restricted stock units of the Company (the “RSUs”), representing shares of Common Stock and shares of Common Stock underlying the RSUs in an aggregate amount equal to the quotient of (i) $713,125 divided by (ii) the Closing Sale Price of the Company’s Common Stock on December 2, 2024.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer this [  ] day of August, 2025.

AYRO, INC.

By:
Name:	Joshua Silverman
Title:	Executive Chairman